Exhibit 99.1

press release

Société Générale SA shareholding notification

30 December 2021, 11:25 CET

ArcelorMittal (the ‘Company’) announces that on 29 December 2021 it received two shareholding notifications from Société Générale SA. The notifications were made to reflect Société Générale SA’s entry into various financial instruments (as detailed in the notification).
According to the notifications, the following thresholds of (potential) voting rights were reached:
-  4.98% on 24 December 2021, and
-  5.04% on 27 December 2021.
These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com  under “Investors - Corporate Governance - Shareholding structure”.
These notifications are published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com